Plexus Corp.	Exhibit 21
List of Subsidiaries of Plexus Corp.	Plexus Corp. 2022 Form 10-K

Entity Name	Incorporation Jurisdiction
Plexus Aerospace, Defense and Security Services, LLC	USA - Wisconsin
Plexus Asia, Ltd.	British Virgin Islands
Plexus Corp. (UK) Limited	UK - Scotland
Plexus Corp. Limited	UK - Scotland
Plexus Corp. Services (UK) Limited	UK - Scotland
Plexus Deutschland GmbH	Germany
Plexus Electronica S. de R.L. de C.V.	Mexico
Plexus (Hangzhou) Co., Ltd.	China
Plexus International Services, Inc.	USA - Nevada
Plexus Intl. Sales & Logistics, LLC	USA - Delaware
Plexus Management Services Corporation	USA - Nevada
Plexus Manufacturing Sdn. Bhd.	Malaysia
Plexus QS, LLC	USA - Delaware
Plexus Services RO S.R.L.	Romania
Plexus Services Americas S. de R.L. de C.V.	Mexico
Plexus (Thailand) Co., Ltd.	Thailand
Plexus (Xiamen) Co., Ltd.	China
Plexus Corp (Singapore) Pte. Ltd. (Singapore)	Singapore
Plexus Electronic (Zhejiang) Co., Ltd.	China

Omits inactive and dormant subsidiaries.